Exhibit 1

March 1, 2006

Intrawest Corporation
Attn: Board of Directors
Suite 800, 200 Burrard Street
Vancouver, British Columbia
Canada V6C 3L6


Dear Board of Directors:

We commend you for hiring Goldman Sachs to review strategic alternatives. We strongly urge you to take this opportunity to further enhance shareholder value by initiating a sale of the entire company.

The public market continues to discount the value of your land holdings while you sell them piecemeal at 2-3x book value. The complexities of your joint venture structures (as many of them are structured as variable-interest-entities -VIEs), do not translate directly into increased earnings reported in the income statement. As many public investors track the income statement far more closely than the balance sheet, these VIEs are too complex for the public to appreciate. The market simply does not appreciate the fact that the VIEs allow Intrawest to participate in the upside of the land (after its sale into the JV) while at the same time distributing the development risks to the JV partners.

We believe the fair valuation for the collection of Intrawest's businesses is US$45+ per share. This valuation is in line Lehman Brother's valuation at US$42 per share.

As Intrawest's largest shareholder, we have spoken to various parties and investment bankers as to the potential strategic alternatives for Intrawest. We believe that there are numerous potential bidders who may be willing to acquire Intrawest in a valuation range reflecting a substantial premium to the current market price of US$32.74 per share. We urge you to fulfill your fiduciary duties to all shareholders by immediately initiating a sale of the entire company.


Sincerely,

/s/ Stephanie Tran

Stephanie Tran
Pirate Capital LLC

CC: Joe S. Houssian, Geoffrey Kent, Paul M. Manheim, David A. King, Gordon H. MacDougall, Marti Morfitt, P. Anthony Novelly, Bernard A. Roy, Khaled C. Sifri, Nicholas C.H. Williers, Alex Wasilov